Filed Pursuant to Rule 433
Registration No. 333-223208
October 18, 2018
FREE WRITING PROSPECTUS
(To Prospectus dated February 26, 2018,
Prospectus Supplement dated February 26, 2018,
Equity Index Underlying Supplement dated February 26, 2018 and
ETF Underlying Supplement dated February 26, 2018)

# HSBC USA Inc.

## Digital Dual Directional Barrier Securities Linked to the Least Performing of the S&P 500® Index, the Russell 2000® Index and the Invesco QQQ Trust™, Series 1

▸ Digital Dual Directional Barrier Securities linked to the least performing of the S&P 500® Index, the Russell 2000® Index and the Invesco QQQ Trust™, Series 1

▸ Maturity of approximately 5 years

▸ If the Least Performing Underlying increases by more than the Digital Upside Return, the securities will provide a one-for-one return based on the percentage increase of the Least Performing Underlying

▸ Digital Upside Return of at least 36.00% (to be determined on the pricing date) if the final value of the Least Performing Underlying is greater than or equal to 70% of its initial value

▸ 1x exposure to any negative Reference Return of the Least Performing Underlying if its Reference Return is less than -30%

▸ Any payments on the securities are subject to the credit risk of HSBC USA Inc.

The Digital Dual Directional Barrier Securities linked to the least performing of the S&P 500® Index, the Russell 2000® Index and the Invesco QQQ Trust™, Series 1 (each a "security" and collectively the "securities") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The securities will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement, Equity Index Underlying Supplement or ETF Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker-dealers or will offer the securities directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any securities after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-16 of this free writing prospectus.

**Investment in the securities involves certain risks. You should refer to "Risk Factors" beginning on page FWP-8 of this document, page S-1 of the accompanying prospectus supplement, page S-1 of the accompanying Equity Index Underlying Supplement and page S-1 of the accompanying ETF Underlying Supplement.**

The Estimated Initial Value of the securities on the Pricing Date is expected to be between $910 and $960 per security, which will be less than the price to public. The market value of the securities at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-5 and "Risk Factors" beginning on page FWP-8 of this document for additional information.

|  | Price to Public | Underwriting Discount[1] | Proceeds to Issuer |
|---|---|---|---|
| Per security | $1,000.00 |  |  |
| Total |  |  |  |

[1] HSBC USA Inc. or one of our affiliates may pay underwriting discounts of up to 3.625% per $1,000 Principal Amount in connection with the distribution of the securities to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-16 of this free writing prospectus.

**The Securities:**

| Are Not FDIC Insured | Are Not Bank Guaranteed | May Lose Value |
|---|---|---|

HSBC

# HSBC USA Inc.

# Digital Dual Directional Barrier Securities
## Linked to the Least Performing of the S&P 500® Index, the Russell 2000® Index and the Invesco QQQ Trust™, Series 1

## Indicative Terms*

| | |
|---|---|
| **Principal Amount** | $1,000 per note |
| **Reference Asset** | The S&P 500® Index (Ticker: "SPX"), the Russell 2000® Index (Ticker: "RTY") and the Invesco QQQ Trust™, Series 1 (Nasdaq Symbol: "QQQ") (each, an "Underlying" and together the "Underlyings") |
| **Digital Upside Return** | At least 36.00% (to be determined on the Pricing Date) |
| **Payment at Maturity per Note** | **If the Final Value of the Least Performing Underlying is greater than or equal to its Barrier Percentage**, you will receive the greater of: <br> a) $1,000 + ($1,000 × Reference Return of the Least Performing Underlying); and <br> b) $1,000 + ($1,000 × Digital Upside Return). <br> **If the Final Value of the Least Performing Underlying is less than its Barrier Percentage,** you will receive: <br> $1,000 + ($1,000 × Reference Return of the Least Performing Underlying). <br> Under these circumstances, you will lose 1% of the Principal Amount for each percentage point that the Final Value of the Least Performing Underlying has decreased from its Initial Value. <br> **If the Final Value of the Least Performing Underlying is less than 70% of its Initial Value, you will lose some or all of your investment.** |
| **Reference Return** | With respect to each Underlying: <br> $$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$ |
| **Least Performing Underlying** | The Underlying with the lowest Reference Return |
| **Barrier Percentage** | See page FWP-4 |
| **Initial Value** | See page FWP-4 |
| **Final Value** | See page FWP-4 |
| **Pricing Date** | October 24, 2018 |
| **Trade Date** | October 24, 2018 |
| **Original Issue Date** | October 29, 2018 |
| **Final Valuation Date†** | October 25, 2023 |
| **Maturity Date†** | October 30, 2023 |
| **CUSIP/ISIN** | 40435F6C6 / US40435F6C67 |

\* As more fully described beginning on page FWP-4.
† Subject to adjustment as described under "Additional Terms of the Notes" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement.

## The Notes

These Digital Dual Directional Barrier Securities may be suitable for investors who believe that the value of the Underlyings will increase over the term of the notes. If the Reference Return of the Least Performing Underlying is greater than -30%, but less than the Digital Upside Return, the notes will outperform the Reference Return of the Least Performing Underlying.

If the Reference Return of the Least Performing Underlying exceeds the Digital Upside Return, the securities will provide a one-to-one return based on the percentage increase of the Least Performing Underlying.

If the Reference Return of any Underlying declines by more than 30%, you will lose 1% of your investment for every 1% decline of the Least Performing Underlying from its Initial Value.

The offering period for the notes is through **October 24, 2018**



## Payoff Example

The table at right shows the hypothetical payout profile of an investment in the notes reflecting a hypothetical Digital Upside Return of 36.00%. The actual Digital Upside Return will be determined on the Pricing Date and will be at least 36.00%.

| Least Performing Underlying Return | Payoff Scenarios | Securities Return |
|---|---|---|
| 70.00% 65.00% | **Upside exposure** | 70.00% 65.00% |
| 36.00% 0.00% | **Upside exposure, subject to the Digital Upside Return** | 36.00% 36.00% |
| -5.00% -30.00% | **Barrier Percentage of 70% of the Initial Value** | 36.00% 36.00% |
| -40.00% -75.00% | **1x Loss from Initial Value if Below Barrier Percentage** | -40.00% -75.00% |

## Information About the Underlyings

### The S&P 500® Index

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of September 28, 2018 were: Information Technology, Health Care, Financials, Consumer Discretionary and Communication Services.



### The Russell 2000® Index

The RTY is designed to track the performance of the small-capitalization segment of the U.S. equity market. It consists of the smallest 2,000 companies included in the Russell 3000® Index, which is composed of the 3,000 largest U.S. companies as determined by market capitalization.

The top 5 industry groups by market capitalization as of September 30, 2018 were: Financial Services, Health Care, Consumer Discretionary, Producer Durables and Technology.



### The Invesco QQQ Trust™, Series 1

The QQQ is a registered investment company which both (a) continuously issues and redeems "in kind" its shares, known as Invesco QQQ Shares only in large lot sizes called Creation Units at their once daily net asset value and (b) lists the shares individually for trading on the Nasdaq Stock Market at prices established throughout the trading day, like any other listed equity security trading in the secondary market on the Nasdaq Stock Market. The QQQ seeks to provide investment results that generally correspond to the price and yield performance of the Nasdaq-100 Index® by holding all the stocks comprising the Nasdaq-100 Index®.



The graphs above illustrate the daily performance of each Underlying from January 1, 2008 through October 16, 2018. Past performance is not necessarily an indication of future results. For further information on the Underlyings, please see "Information Relating to the Underlyings" on page FWP-14, "The S&P 500® Index" and "The Russell 2000® Index" in the accompanying Equity Index Underlying Supplement, and "The PowerShares QQQ Trust™, Series 1" in the accompanying ETF Underlying Supplement. We have derived all disclosure regarding the Underlyings from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Underlyings.

# HSBC USA Inc.
# Digital Dual Directional Barrier Securities



**Linked to the Least Performing of the S&P 500® Index, the Russell 2000® Index and the Invesco QQQ Trust™, Series 1**

This free writing prospectus relates to a single offering of Digital Dual Directional Barrier Securities. The securities will have the terms described in this free writing prospectus and the accompanying prospectus supplement, prospectus, Equity Index Underlying Supplement and ETF Underlying Supplement. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, Equity Index Underlying Supplement or ETF Underlying Supplement, the terms described in this free writing prospectus shall control. **You should be willing to forgo interest and dividend payments during the term of the securities and, if the Reference Return of the Least Performing Underlying (each as defined below) is less than -30%, lose up to 100% of your principal.**

This free writing prospectus relates to an offering of securities linked to the least performing of the S&P 500® Index, the Russell 2000® Index and the Invesco QQQ Trust™, Series 1. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Underlyings as described below. The following key terms relate to the offering of securities:

| | |
|---|---|
| **Issuer:** | HSBC USA Inc. |
| **Principal Amount:** | $1,000 per security |
| **Reference Asset:** | The S&P 500® Index (Ticker: "SPX"), the Russell 2000® Index (Ticker: "RTY") and the Invesco QQQ Trust™, Series 1 (Nasdaq Symbol: "QQQ") (each, an "Underlying" and together the "Underlyings") |
| **Trade Date:** | October 24, 2018 |
| **Pricing Date:** | October 24, 2018 |
| **Original Issue Date:** | October 29, 2018 |
| **Final Valuation Date:** | October 25, 2023, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement. |
| **Maturity Date:** | 3 business days after the Final Valuation Date, expected to be October 30, 2023. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement. |
| **Digital Upside Return:** | At least 36.00% (to be determined on the Pricing Date) |
| **Payment at Maturity:** | On the Maturity Date, for each security, we will pay you the Final Settlement Value. |
| **Final Settlement Value:** | *If the Final Value of the Least Performing Underlying is greater than or equal to its Barrier Percentage,* you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of the securities, equal to the greater of: |
| | a) $1,000 + ($1,000 × Reference Return of the Least Performing Underlying); and<br>b) $1,000 + ($1,000 × Digital Upside Return). |
| | *If the Final Value of the Least Performing Underlying is less than its Barrier Percentage,* you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of the securities, calculated as follows: |
| | $1,000 + ($1,000 × Reference Return of the Least Performing Underlying). |
| | Under these circumstances, you will lose 1% of the Principal Amount for each percentage point that the Final Value of the Least Performing Underlying has decreased from its Initial Value. **If the Final Value of the Least Performing Underlying is less than 70% of its Initial Value, you will lose some or all of your investment.** |
| | For example, if the Reference Return of the Least Performing Underlying is -40%, you will incur a 40% loss and receive 60% of the Principal Amount, subject to the credit risk of the Issuer. |
| **Maximum Cap:** | None |
| **Least Performing Underlying:** | The Underlying with the lowest Reference Return. |
| **Reference Return:** | With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows: |
| | $$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$ |
| **Barrier Percentage:** | With respect to each Underlying, 70% of its Initial Value. |
| **Initial Value:** | With respect to each Underlying, its Official Closing Value on the Pricing Date. |
| **Final Value:** | With respect to each Underlying, its Official Closing Value on the Final Valuation Date. |
| **CUSIP/ISIN:** | 40435F6C6 / US40435F6C67 |

| | |
|---|---|
| **Form of Securities:** | Book-Entry |
| **Listing:** | The securities will not be listed on any U.S. securities exchange or quotation system. |
| **Estimated Initial Value:** | The Estimated Initial Value of the securities will be less than the price you pay to purchase the securities. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date. See "Risk Factors—The Estimated Initial Value of the securities, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the securities in the secondary market, if any." |

*The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the securities.*

## GENERAL

This free writing prospectus relates to an offering of securities. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of securities relates to the Underlyings, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to any Underlying or any component security included or held by an Underlying or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated February 26, 2018, the prospectus supplement dated February 26, 2018, the Equity Index Underlying Supplement dated February 26, 2018 and the ETF Underlying Supplement dated February 26, 2018. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, Equity Index Underlying Supplement or ETF Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-8 of this free writing prospectus, page S-1 of the prospectus supplement, page S-1 of the Equity Index Underlying Supplement and page S-1 of the ETF Underlying Supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Equity Index Underlying Supplement at :
https://www.sec.gov/Archives/edgar/data/83246/000114420418010782/tv486722_424b2.htm

▸ The ETF Underlying Supplement at:
https://www.sec.gov/Archives/edgar/data/83246/000114420418010788/tv486720_424b2.htm

▸ The prospectus supplement at:
https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

▸ The prospectus at:
https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the securities. You may revoke your offer to purchase the securities at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. In the event of any material changes to the terms of the securities, we will notify you.

## PAYMENT AT MATURITY

On the Maturity Date, for each security you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

**If the Final Value of the Least Performing Underlying is greater than or equal to its Barrier Percentage,** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of the securities, equal to the greater of:

(a) $1,000 + ($1,000 × Reference Return of the Least Performing Underlying); and

(b) $1,000 + ($1,000 × Digital Upside Return).

**If the Final Value of the Least Performing Underlying is less than its Barrier Percentage,** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of the securities, calculated as follows:

$1,000 + ($1,000 × Reference Return of the Least Performing Underlying).

Under these circumstances, you will lose 1% of the Principal Amount for each percentage point that the Final Value of the Least Performing Underlying has decreased from its Initial Value. **If the Final Value of the Least Performing Underlying is less than 70% of its Initial Value, you will lose some or all of your investment.**

### Interest

The securities will not pay interest.

### Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the securities.

### Reference Sponsors and Reference Issuer

With respect to the SPX, S&P Dow Jones Indices LLC, a division of S&P Global, is the reference sponsor. With respect to the RTY, FTSE Russell is the reference sponsor. With respect to the QQQ, Invesco Capital Management LLC is the reference issuer.

## INVESTOR SUITABILITY

**The securities may be suitable for you if:**

‣ You seek an investment with a return linked to the least performing of the Underlyings and you believe the Final Value of the Least Performing Underlying will be above its Barrier Percentage.

‣ You are willing to make an investment that is exposed to any negative Reference Return of the Least Performing Underlying on a 1-to-1 basis if the Final Value of the Least Performing Underlying is less than its Barrier Percentage.

‣ You are willing to accept the risk and return profile of the securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

‣ You are willing to forgo dividends or other distributions paid to holders of the stocks included in or held by an Underlying.

‣ You do not seek current income from your investment.

‣ You do not seek an investment for which there is an active secondary market.

‣ You are willing to hold the securities to maturity.

‣ You are comfortable with the creditworthiness of HSBC, as Issuer of the securities.

**The securities may not be suitable for you if:**

‣ You believe that the Final Value of at least one Underlying will be less than its Barrier Percentage or that the Reference Return will not be sufficiently positive to provide you with your desired return.

‣ You are unwilling to make an investment that is exposed to any negative Reference Return of the Least Performing Underlying on a 1-to-1 basis if the Final Value of the Least Performing Underlying is less than its Barrier Percentage.

‣ You seek an investment that provides full return of principal.

‣ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

‣ You prefer to receive the dividends or other distributions paid on the stocks included in or held by an Underlying.

‣ You seek current income from your investment.

‣ You seek an investment for which there will be an active secondary market.

‣ You are unable or unwilling to hold the securities to maturity.

‣ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the securities.

## RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement, on page S-1 of the accompanying Equity Index Underlying Supplement and on page S-1 of the accompanying ETF Underlying Supplement. Investing in the securities is not equivalent to investing directly in any of the stocks included in or held by an Underlying. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement including the explanation of risks relating to the securities described in the following sections:

▸ "— Risks Relating to All Note Issuances" in the prospectus supplement;

▸ "— General Risks Related to Indices" in the Equity Index Underlying Supplement; and

▸ "— General Risks Related to Index Funds" in the ETF Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

**Your investment in the securities may result in a loss.**

You will be exposed to the decline in the Least Performing Underlying from the Pricing Date to the Final Valuation Date on a 1:1 basis if the Final Value of the Least Performing Underlying is less than its Barrier Percentage. Accordingly, your Payment at Maturity will be less than the Principal Amount of your securities. **If the Final Value of the Least Performing Underlying is less than 70% of its Initial Value, you will lose some or all of your investment.**

**Since the securities are linked to the performance of more than one Underlying, you will be fully exposed to the risk of fluctuations in the value of each Underlying.**

Since the securities are linked to the performance of more than one Underlying, the securities will be linked to the individual performance of each Underlying. Because the securities are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the values of the Underlyings to the same degree for each Underlying. For example, in the case of securities linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these securities, the individual performance of each of the Underlyings would not be combined to calculate your return and the depreciation of either of the Underlyings would not be mitigated by the appreciation of the other Underlying. Instead, your return would depend on the Least Performing Underlying.

**The amount payable on the securities is not linked to the values of the Underlyings at any time other than on the Final Valuation Date.**

The Final Values of the Underlyings will be based on the Official Closing Values of the Underlyings on the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the value of the Least Performing Underlying appreciates during the term of the securities other than on the Final Valuation Date but then decreases on the Final Valuation Date, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the value of the Least Performing Underlying prior to such decrease. Although the actual values of the Underlyings on the Maturity Date or at other times during the term of the securities may be higher than their respective Final Values, the Payment at Maturity will be based solely on the Official Closing Values of the Underlyings on the Final Valuation Date.

**Credit risk of HSBC USA Inc.**

The securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

**The securities will not bear interest.**

As a holder of the securities, you will not receive interest payments.

**Changes that affect an Underlying may affect the market value of the securities and the amount you will receive at maturity.**

The policies of a reference sponsor or reference issuer of the relevant Underlying concerning additions, deletions and substitutions of the constituents included in or held by such Underlying and the manner in which the reference sponsor or reference issuer takes account of certain changes affecting those constituents included in or held by such Underlying may affect the value of that Underlying. The policies of a reference sponsor or reference issuer with respect to the calculation of the relevant Underlying could also affect the value of

that Underlying. A reference sponsor or reference issuer may discontinue or suspend calculation or dissemination of the relevant Underlying. Any such actions could affect the value of the securities and the return on the securities.

**The securities are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.**

The securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the securities.

**The Estimated Initial Value of the securities, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the securities in the secondary market, if any.**

The Estimated Initial Value of the securities will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the securities. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the securities may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the securities to be more favorable to you. We will determine the value of the embedded derivatives in the securities by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the securities that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market (if any exists) at any time.

**The price of your securities in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.**

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the securities and the costs associated with structuring and hedging our obligations under the securities. If you were to sell your securities in the secondary market, if any, the price you would receive for your securities may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your securities in the secondary market, if any, at any time after issuance will vary based on many factors, including the values of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The securities are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the securities to maturity. Any sale of the securities prior to maturity could result in a loss to you.

**If we were to repurchase your securities immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the securities.**

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the securities in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 12 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the securities and other costs in connection with the securities that we will no longer expect to incur over the term of the securities. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the securities and any agreement we may have with the distributors of the securities. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the securities based on changes in market conditions and other factors that cannot be predicted.

**The securities are subject to small-capitalization risk.**

The RTY tracks companies that are considered small-capitalization. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the level of the RTY may be more volatile than an investment in stocks issued by large-capitalization companies. Stock prices of small-capitalization companies are also more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the RTY to track them. In addition, small-capitalization companies are typically less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.

**The securities lack liquidity.**

The securities will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the securities.

**Potential conflicts of interest may exist.**

HSBC and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any action that might affect the value of your securities.

**Uncertain tax treatment.**

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

## ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the Least Performing Underlying relative to its Initial Value. We cannot predict the Final Value of any Underlying. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Value of the Least Performing Underlying used in the examples below is not expected to be its actual Initial Value. You should not take this illustration or these examples as an indication or assurance of the expected performance of any Underlying or the return on your securities. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including such a security issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Final Settlement Value on a $1,000 investment in the securities for a hypothetical range of Reference Returns of the Least Performing Underlying from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Securities" as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The potential returns described here assume that your securities are held to maturity. You should consider carefully whether the securities are suitable to your investment goals. The following table and examples assume the following:

- ▶ Principal Amount: $1,000

- ▶ Hypothetical Initial Value of the Least Performing Underlying*: 2,000 with respect to the SPX, 1,000 with respect to the RTY and $100 with respect to the QQQ.

- ▶ Barrier Percentage of the Least Performing Underlying: 700 (70% of its Hypothetical Initial Value)

- ▶ Hypothetical Digital Upside Return: 36.00% (The actual Digital Upside Return will be determined on the Pricing Date and will be at least 36.00%)

*The actual Initial Value of each Underlying will be determined on the Pricing Date.

| Hypothetical Reference Return of the Least Performing Underlying | Hypothetical Final Settlement Value | Hypothetical Return on the Securities |
|---|---|---|
| 100.00% | $2,000.00 | 100.00% |
| 90.00% | $1,900.00 | 90.00% |
| 80.00% | $1,800.00 | 80.00% |
| 70.00% | $1,700.00 | 70.00% |
| 60.00% | $1,600.00 | 60.00% |
| 50.00% | $1,500.00 | 50.00% |
| **36.00%** | **$1,360.00** | **36.00%** |
| 25.00% | $1,360.00 | 36.00% |
| 20.00% | $1,360.00 | 36.00% |
| 15.00% | $1,360.00 | 36.00% |
| 10.00% | $1,360.00 | 36.00% |
| 5.00% | $1,360.00 | 36.00% |
| 0.00% | $1,360.00 | 36.00% |
| -5.00% | $1,360.00 | 36.00% |
| -10.00% | $1,360.00 | 36.00% |
| -20.00% | $1,360.00 | 36.00% |
| **-30.00%** | **$1,360.00** | **36.00%** |
| -40.00% | $600.00 | -40.00% |
| -50.00% | $500.00 | -50.00% |
| -60.00% | $400.00 | -60.00% |
| -70.00% | $300.00 | -70.00% |
| -80.00% | $200.00 | -80.00% |
| -90.00% | $100.00 | -90.00% |
| -100.00% | $0.00 | -100.00% |

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the securities.

**Example 1: The Final Value of the Least Performing Underlying is greater than its Barrier Percentage.**

| Underlying | Initial Value | Final Value |
|---|---|---|
| SPX | 2,000.00 | 1,800.00 (90% of its Initial Value) |
| RTY | 1,000.00 | 1,000.00 (100% of its Initial Value) |
| QQQ | $100.00 | $110.00 (110% of its Initial Value) |

SPX is the Least Performing Underlying. Because the Initial Value of SPX is 2,000.00 and the Final Value of SPX is 1,800.00, the Reference Return of the Least Performing Underlying is -10.00%, calculated as follows:

$$\frac{\text{Final Value of SPX} - \text{Initial Value of SPX}}{\text{Initial Value of SPX}}$$

$$(1,800.00 - 2,000.00) / 2,000.00 = -10.00\%$$

Because the Final Value of the Least Performing Underlying is above its Barrier Percentage, and is less than the value represented by the hypothetical Digital Upside Return, the investor receives the Digital Upside Return, and the Final Settlement Value would be $1,360.00 per $1,000 Principal Amount of securities, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Digital Upside Return})$$

$$= \$1,000 + (\$1,000 \times 36.00\%)$$

$$= \$1,360.00$$

Example 1 shows that you will benefit from the Digital Upside Return at maturity when the Final Value of the Least Performing Underlying is above its Barrier Percentage but less than the value represented by the Digital Upside Return.

**Example 2: The Final Value of the Least Performing Underlying is greater than the value represented by the Digital Upside Return.**

| Underlying | Initial Value | Final Value |
|---|---|---|
| SPX | 2,000.00 | 3,000.00 (150% of its Initial Value) |
| RTY | 1,000.00 | 1,450.00 (145% of its Initial Value) |
| QQQ | $100.00 | $160.00 (160% of its Initial Value) |

RTY is the Least Performing Underlying. Because the Initial Value of RTY is 1,000.00 and the Final Value of RTY is 1,450.00, the Reference Return of the Least Performing Underlying is 45.00%, calculated as follows:

$$\frac{\text{Final Value of RTY} - \text{Initial Value of RTY}}{\text{Initial Value of RTY}}$$

$$(1,450.00 - 1,000.00) / 1,000.00 = 45.00\%$$

Because the Reference Return is positive, and the Reference Return is greater than the value represented by the hypothetical Digital Upside Return, the Final Settlement Value would be $1,450.00 per $1,000 Principal Amount of securities, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Reference Return})$$

$$= \$1,000 + (\$1,000 \times 45.00\%)$$

$$= \$1,450.00$$

Example 2 shows that you will receive one-for-one return based on the percentage increase of the Least Performing Underlying when the Final Value of the Least Performing Underlying is above its Barrier Percentage and greater than the value represented by the Digital Upside Return.

**Example 3: The Final Value of the Least Performing Underlying is less than its Barrier Percentage.**

| Underlying | Initial Value | Final Value |
|---|---|---|
| SPX | 2,000.00 | 800.00 (40% of its Initial Value) |
| RTY | 1,000.00 | 500.00 (50% of its Initial Value) |
| QQQ | $100.00 | $110.00 (110% of its Initial Value) |

SPX is the Least Performing Underlying. Because the Initial Value of SPX is 2,000.00 and the Final Value of SPX is 800.00, the Reference Return of the Least Performing Underlying is -60.00%, calculated as follows:

$$\frac{\text{Final Value of SPX} - \text{Initial Value of SPX}}{\text{Initial Value of SPX}}$$

(800.00 - 2,000.00) / 2,000.00 = -60.00%

Because the Reference Return of the Least Performing Underlying is less than -30.00%, the Final Settlement Value would be $400.00 per $1,000 Principal Amount of the securities, calculated as follows:

$1,000 + ($1,000 × Reference Return of the Least Performing Underlying)

= $1,000 + ($1,000 × -60.00%)

= $400.00

Example 3 shows that you are fully exposed on a 1-to-1 basis to declines in the value of the Least Performing Underlying if the Reference Return of the Least Performing Underlying is less than -30%. YOU MAY LOSE UP TO 100% OF THE PRINCIPAL AMOUNT OF YOUR SECURITIES.

# INFORMATION RELATING TO THE UNDERLYINGS

## Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of September 28, 2018 were: Information Technology, Health Care, Financials, Consumer Discretionary and Communication Services.

*For more information about the SPX, see "The S&P 500® Index" beginning on page S-43 of the accompanying Equity Index Underlying Supplement.*

## Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing levels from January 1, 2008 through October 16, 2018. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SPX on the Final Valuation Date.

## Description of the RTY

The RTY is designed to track the performance of the small-capitalization segment of the U.S. equity market. It consists of the smallest 2,000 companies included in the Russell 3000® Index, which is composed of the 3,000 largest U.S. companies as determined by market capitalization.

The top 5 industry groups by market capitalization as of September 30, 2018 were: Financial Services, Health Care, Consumer Discretionary, Producer Durables and Technology.

*For more information about the RTY, see "The Russell 2000® Index" beginning on page S-37 of the accompanying Equity Index Underlying Supplement.*

## Historical Performance of the RTY

The following graph sets forth the historical performance of the RTY based on the daily historical closing levels from January 1, 2008 through October 16, 2018. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the RTY on the Final Valuation Date.

## Description of the QQQ

The Invesco QQQ Trust™, Series 1, formerly known as the PowerShares QQQ Trust™, Series 1, is a registered investment company which both (a) continuously issues and redeems "in kind" its shares, known as Invesco QQQ Shares only in large lot sizes called Creation Units at their once daily net asset value and (b) lists the shares individually for trading on the Nasdaq Stock Market at prices established throughout the trading day, like any other listed equity security trading in the secondary market on the Nasdaq Stock Market. The investment objective of the QQQ is to provide investment results that generally correspond to the price and yield performance of the Nasdaq-100 Index® by holding all the stocks comprising the Nasdaq-100 Index®.

*For more information about the QQQ, see "The PowerShares QQQ Trust™, Series 1" beginning on page S-34 of the accompanying ETF Underlying Supplement.*

### Historical Performance

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices of the QQQ for each quarter in the period from January 1, 2008 through October 16, 2018. We obtained the data in this table from the Bloomberg Professional® service, without independent verification by us. All historical prices are denominated in US dollars and rounded to the nearest penny.

The graph below illustrates the daily performance of QQQ from January 1, 2008 through October 16, 2018 based on information from the Bloomberg Professional® service.

*Historical prices and past performance of the QQQ are not indicative of its future performance.*



| QUARTER ENDING | QUARTER HIGH ($) | QUARTER LOW ($) | QUARTER CLOSE ($) |
|---|---|---|---|
| March 31, 2008 | 51.23 | 41.22 | 43.77 |
| June 30, 2008 | 50.54 | 43.77 | 45.16 |
| September 30, 2008 | 48.28 | 37.45 | 39.16 |
| December 31, 2008 | 39.16 | 25.56 | 29.74 |
| March 31, 2009 | 31.51 | 25.72 | 30.32 |
| June 30, 2009 | 36.94 | 30.32 | 36.38 |
| September 30, 2009 | 42.65 | 34.54 | 42.24 |
| December 31, 2009 | 46.20 | 40.89 | 45.75 |
| March 31, 2010 | 48.39 | 42.64 | 48.17 |
| June 30, 2010 | 50.52 | 42.74 | 42.74 |
| September 30, 2010 | 49.66 | 42.47 | 49.06 |
| December 31, 2010 | 54.89 | 48.48 | 54.46 |
| March 31, 2011 | 58.89 | 54.17 | 57.43 |
| June 30, 2011 | 59.24 | 53.79 | 57.04 |
| September 30, 2011 | 59.61 | 50.06 | 52.50 |
| December 31, 2011 | 58.92 | 51.13 | 55.83 |
| March 31, 2012 | 68.21 | 55.83 | 67.53 |
| June 30, 2012 | 68.25 | 60.41 | 64.12 |
| September 30, 2012 | 70.40 | 62.43 | 68.58 |
| December 31, 2012 | 69.36 | 62.01 | 65.11 |
| March 30, 2013 | 68.98 | 65.11 | 68.98 |
| June 30, 2013 | 74.30 | 67.14 | 71.19 |
| September 30, 2013 | 79.50 | 71.19 | 78.88 |
| December 31, 2013 | 87.96 | 76.98 | 87.96 |
| March 31, 2014 | 91.09 | 84.32 | 87.68 |
| June 30, 2014 | 93.90 | 84.10 | 93.90 |
| September 30, 2014 | 100.28 | 93.90 | 98.82 |
| December 31, 2014 | 106.03 | 91.84 | 103.21 |
| March 31, 2015 | 109.39 | 99.65 | 105.61 |
| June 30, 2015 | 110.98 | 105.06 | 107.12 |
| September 30, 2015 | 113.98 | 98.10 | 101.76 |
| December 31, 2015 | 115.15 | 101.76 | 111.88 |
| March 31, 2016 | 111.88 | 96.31 | 109.18 |
| June 30, 2016 | 111.23 | 102.27 | 107.61 |
| September 30, 2016 | 119.07 | 107.43 | 118.69 |
| December 31, 2016 | 120.81 | 113.63 | 118.56 |
| March 31, 2017 | 132.46 | 118.56 | 132.36 |
| June 30, 2017 | 143.57 | 130.38 | 137.50 |
| September 30, 2017 | 146.41 | 136.20 | 145.46 |
| December 31, 2017 | 158.58 | 145.46 | 155.75 |
| March 31, 2018 | 173.87 | 153.47 | 160.20 |
| June 29, 2018 | 177.60 | 155.62 | 171.43 |
| September 28, 2018 | 186.74 | 170.80 | 185.77 |
| October 16, 2018* | 186.16 | 169.46 | 177.14 |

* This document includes, for the fourth calendar quarter of 2018, data for the period from October 1, 2018 through October 16, 2018. Accordingly, the "Quarter High," "Quarter Low" and "Quarter Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2018.

## EVENTS OF DEFAULT AND ACCELERATION

If the securities have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the securities, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at Maturity" in this free writing prospectus. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return of each and every Underlying, and the accelerated maturity date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to an Underlying on that scheduled trading day, then the accelerated Final Valuation Date for that Underlying will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated maturity date will also be postponed by an equal number of business days. For the avoidance of doubt, if no market disruption event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying's Reference Return will be made on such date, irrespective of the existence of a market disruption event with respect to any other Underlying occurring on such date.

If the securities have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the securities. For more information, see "Description of Debt Securities—Senior Debt Securities—Events of Default" in the accompanying prospectus.

## SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the securities from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers, or will offer the securities directly to investors. HSBC Securities (USA) Inc. proposes to offer the securities at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 3.625% per $1,000 Principal Amount in connection with the distribution of the securities to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the securities.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the securities, but is under no obligation to make a market in the securities and may discontinue any market-making activities at any time without notice.

We expect that delivery of the securities will be made against payment for the securities on or about the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the prospectus supplement.

# U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, a security should be treated as a pre-paid executory contract with respect to the Underlying. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a security as a pre-paid executory contract with respect to the Underlying. Pursuant to this approach, and subject to the discussion below regarding "constructive ownership transactions," we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the security for more than one year at such time for U.S. federal income tax purposes.

Despite the foregoing, U.S. holders (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code"), contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the QQQ (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in the securities is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of a security will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the security (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the security). Furthermore, unless otherwise established by clear and convincing evidence, the "net underlying long-term capital gain" is treated as zero.

Although the matter is not clear, there exists a risk that an investment in the securities linked to the Underlying Shares will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a security linked to the Underlying Shares will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each security linked to the Underlying Shares will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such a security over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the original issue date of such security for an amount equal to the "issue price" of the security and, upon the date of sale, exchange or maturity of the security, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the security). Accordingly, it is possible that all or a portion of any gain on the sale or settlement of a security linked to the Underlying Shares after one year could be treated as "Excess Gain" from a "constructive ownership transaction," which gain would be recharacterized as ordinary income, and subject to an interest charge. U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

We will not attempt to ascertain whether any Underlying or any of the entities whose stock is included in, or held by, an Underlying, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If any Underlying or one or more of the entities whose stock is included in, or held by, an Underlying, as the case may be were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the Underlyings and the entities whose stock is included in, or held by, an Underlying, as the case may be, and consult your tax advisor regarding the possible consequences to you if any Underlying or one or more of the entities whose stock is included in, or held by, an Underlying, as the case may be, is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the securities are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the securities.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However,

Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2021. Based on the Issuer's determination that the securities are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the securities. However, it is possible that the securities could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlyings or the securities, and following such occurrence the securities could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Underlyings or the securities should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the securities and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

## TABLE OF CONTENTS

# HSBC USA Inc.

## $   Digital Dual Directional Barrier Securities Linked to the Least Performing of the S&P 500® Index, the Russell 2000® Index and the Invesco QQQ Trust™, Series 1

**October 18, 2018**

**FREE WRITING PROSPECTUS**